15025283

Amended

MISSION

D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

RECEIVED MAR 18 2015

SEC FILE NUMBER
8-26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. AMARICO INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 LIMEKILN ROAD
(No. and Street)

WEST REDDING (City) CT (State) 06896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARGAN JAMES M CPA
(Name – *if individual, state last, first, middle name*)

10 Carriage House Dr (Address) Danbury (City) CT (State) 06810 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL M. AMARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. AMARICO INC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

My Commission Expires August 31, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

JAMES M. GARGAN, C.P.A.

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2014, and have issued my report thereon dated February 20, 2015. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that transactions were cleared through Southwest Securities Inc and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under standards of the Public Company Accounting Oversight Board (PCAOB) and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2014, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Further, my scope of the audit consisted of a review of the accounting system and internal control to provide reasonable assurance that there were no material inadequacies found, except as I mentioned above regarding, the segregation of duties. As of this audit date there appears to be no material inadequacies as set forth.

Danbury, Connecticut
February 20, 2015

James M. Gargan, CPA

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

JAMES M. GARGAN, C.P.A.

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2014 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with the auditing and professional practice standards of the Public Company Accounting Oversight Board (PCAOB), included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2014, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted principles of the PCAOB.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Danbury, Connecticut
February 20, 2015

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2014

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$ 50,082	
Accounts Receivable	2,433	
Securities Owned at Market Value (Cost $28,957)	24,086	
Prepaid Expenses & Deposits	557	
Total Current Assets		$ 77,158
Fixed Assets		
Automobiles	40,533	
Furniture, Fixtures & Office Equip.	35,604	
Total	$76,137	
Less: Accumulated Depreciation	71,873	
Net Fixed Assets		$ 4,264
Other Assets		
Cash Surrender Value Life Insurance		73,823
Total Assets		$155,245

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 405
Shareholder Loan	14,656
Total Liabilities	15,061
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	90,184
Total Stockholders' Equity (Exhibit D)	$140,184
Total Liabilities and Stockholders' Equity	$155,245

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2014

Schedule A-1

Accounts Payable		42
Accrued Payroll Taxes		0
Accrued Income Taxes		363
	Total	$ 405

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2014

Exhibit B

Revenue		
Commissions etc.	$ 77,622	
Unrealized Gain (Loss) on Securities Held	(812)	
Interest and Dividends	437	
Total Revenue		$ 77,247
Expenses		
Clearing Broker	40,728	
Payroll Taxes & Employee Benefits (Note 3)	16,460	
Telephone	3,557	
Insurance	472	
Membership Dues & Subscriptions	2,311	
Auto Expense	490	
Utilities & Other Occupancy	5,870	
Material & Repair Expense	538	
Professional Fee	4,000	
NASD & Other Regulatory Expenses	2,491	
Quote Expense	2,014	
Interest Expense	100	
Property Tax	156	
General & Miscellaneous Expenses	91	
Total Expenses		$ 79,278
Profit (Loss) Before Depreciation and Taxes		(2,031)
Less: Depreciation (Note 5)		110
Income (Loss) Before Taxes		$ (2,141)
Changes in Income Taxes (Note 6)		758
Net Income (Loss)		$ (2,899)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2014

Exhibit C

Balance - Beginning of Year	$90,414	
Deduct: Net Income Per Exhibit B	(2,899)	
Cash Surrender Value Life Insurance	2,669	
Balance - End of Year		$90,184

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$140,414	
Deduct: Net Loss Per Exhibit B	(2,899)	
Cash Surrender Value of Life Insurance	2,669	
Balance - End of Year		$140,184

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2014

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$(2,899)	
Depreciation	110	
Cash (Uses) of Cash from Operating Activities		$ (2,789)
Changes in Assets and Liabilities		
Accounts Receivable	3,069	
Accrued Expenses and Taxes	(695)	
Shareholder's Loan	(32,083)	
Change in Marketable Securities	812	
Net (Uses) of Cash from Operating Activities		$ (28,897)
Cash Flow From Investing and Financing Activities		
Net (User) of Cash from Investing and Financing		$ 0
Net (Decrease) in Cash		(31,686)
Cash Beginning of Year		81,768
Cash End of Year		$ 50,082
Cash Paid During the Year for Income Taxes		$ 758

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Capital
As of December 31, 2014

		Schedule 1
Total Stockholder's Equity Per Exhibit A		$140,184
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	4,264	$ 4,821
Net Capital Before Haircuts on Securities Position		$135,363
Less: Haircuts on Securities Position		
		$ 3,613
Net Capital		$131,750

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2014

Schedule 1-a

Aggregate Indebtedness Liabilities		
Accrued Income Taxes	$	363
Accounts Payable		42
Total	$	405
Percentage of Aggregate Indebtedness to Net Capital		.003 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2014

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though Southwest Securities Inc. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2014

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$132,147
Net Capital Per Schedule 1	131,750
Difference Decrease	$ (397)
The Above difference is Reconciled as Follows:	
Decrease in Fixed Assets	(110)
Decrease in Utilities Expense	2,014
Decrease in Cash Surrender	(1,256)
Increase in State Income Tax	(358)
Increase in Accounts Payable	(42)
Decrease in Depreciation	110
Decrease in Insurance Expense	1,259
Increase in Quote Expense	(2,014)
Total Difference	$ (397)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2014

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through Southwest Securities, Inc. (Southwest). The agreement with (Southwest) is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at Southwest.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

The M. Amarico Pension Plan was dissolved in 2013. Proceeds from the Plan were transferred to individual retirement accounts (IRA's) for the Plan's beneficiaries. Employee benefits are Health Insurance for shareholder and family.

Note 4 - Insurance

The corporation has secured a Stockholders' Fidelity Bond Insurance Policy from National Union Fire Insurance Co. for the term of one year commencing June 24, 2014 through June 24, 2015. The policy has a limit of $25,000 and is subject to a loss deductible clause of $5,000 per loss. The premium applicable to the year 2014 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in NASD and o\Other Regulatory Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $110 for depreciation on equipment and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consist of the following:

Current		
	Federal	$ 0
	State & Local	758
		$ 758
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2014 since the amount was immaterial.

Note 7 - Net Income (Loss)

The Net Loss of ($2,899) is arrived at after including net unrealized profit and losses from securities. Unrealized Loss on securities was ($812).

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.

M.AMARICO, INC.
MEMBER: FINRA, SIPC
DE CORP SINCE 1981
96 LIMEKILN ROAD
WEST REDDING, CT. 06896-1308
TEL: 203-938-3530 FAX: 203-938-2167
E-MAIL: amarico@aol.com

MEMO

FROM: MICHAEL AMARI, PRESIDENT

TO: WHOM IT MAY CONCERNS

DATE: March 4 / 2015

SUBJECT: Annual Audit 2014

M. AMARICO INC (CRD 7745) (SEC 8-26260) CLEARS THROUGH SWST (South West securities) on a fully disclosed basis. SWS CRD # 6220 SEC # 8-45123

SINCERELY:
Michael M Amari

MICHAEL M. AMARI

JAMES M. GARGAN, C.P.A.

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

TO WHOM IT MAY CONCERN

I have reviewed the enclosed Firm's Exemption statement regarding an exemption to Rule 15C3-3. The Firm claims to clear through Southwest Securities Inc (SWST) on a fully disclosed basis.
I satisfied myself that transactions were cleared through Southwest Securities Inc and no information came to my attention that the Corporation did not comply with this requirement and the Company has no other clearing arrangements with anyone.

Danbury, Connecticut
March 9, 2015

James M Gargan CPA

Member American Institute of CPA's - New York State Society of CPA's
Connecticut Society of CPA's